 Cumberland Resources

Cumberland Resources Ltd

QUARTERLY REPORT TO SHAREHOLDERS

THIRD QUARTER 2002

Cumberland Resources Ltd

#950 – 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Tel

604/608-2557

Fax

604/608-2559

Report To Our Shareholders

We present herein the interim report of Cumberland Resources Ltd. for the nine months ended September 30, 2002.

Summary of activities

Cumberland is focused on its vision to become a mid-tier North American gold producer by advancement of our 100% owned Meadowbank gold project in Nunavut, Canada. We entered the year with renewed vigor about the tremendous potential and the unique opportunity this project presents. Our performance is reflected in the important milestones achieved during this and the two previous quarters.

Meadowbank is host to the third largest undeveloped gold resource in Canada with independent resource estimates completed at the end of 2001 totaling:

Meadowbank Project Resources* (MRDI Canada, 2001)

Measured and Indicated 7,775,000 t grading 5.79 g/t Inferred 10,937,000 t grading 4.44 g/t Total	1,447,300 oz. gold 1,561,200 oz. gold 3,008,000 oz. gold

Economic studies completed in January 2002 (Preliminary assessment** by consulting engineers MRDI Canada – see News Release NR02-02), prior to this year's drill campaign, used a production rate of 246,000 oz. per year and generated estimated total cash costs of $US 168/oz. gold with approximately 85% of the production from open pit designs.

In mid-September we completed our aggressive 2002 field program at Meadowbank. The program was designed to expand resources and reserves while accelerating environmental, geotechnical and metallurgical components in preparation for formal feasibility studies. We achieved a record amount of drilling during the year with approximately 16,000 meters of diamond drilling in 150 drill holes.

Highlights of Meadowbank field activities since April 2002

•

Discovery of the near surface Connector Zone, adding to the resource potential of the Third Portage and North Portage deposits and allowing the Company to consider the possibility of continuous open pit mining over 1.85 kilometers encapsulating the North Portage, Third Portage and Bay Zone gold deposits.

•

Expansion of the Vault deposit at depth, including an intersection containing 16.09 g/t gold over 4.9 m in hole VLT02-051. The deposit remains open for further underground expansion.

•

Infill drilling of the Vault open pit deposit in preparation for reserve definition and the outlining of new shallow high grade zones  (11.57 g/t gold over 12.83 m at 40 meters below surface in hole VLT02-85 and 14.07g/t gold over 10.55 m in Hole VLT02-64 ) at the deposit.

•

Completion of accelerated environmental baseline studies which have readied the project for environmental impact analysis and the commencement of the mine development permitting process.

•

Enhanced metallurgical and geotechnical studies which have prepared the project for upcoming feasibility studies.

Meliadine West

WMC International Ltd., 56% owner and operator of the Meliadine West project (22% Cumberland) has placed the project on care and maintenance pending the outcome of WMC's divestiture of its interest in the property in Nunavut, Canada.  The project hosts total gold resources of 4.2 million oz. in six closely spaced deposits.  The Company has a pre-emptive first right over the sale of WMC's interest.

Subsequent events

Subsequent to September 30, 2002 the Company announced on October 17, 2002 the commencement of feasibility studies at Meadowbank.  Concurrent with the decision to proceed with feasibility, Mr. Glen Dickson stepped aside as President and Chief Executive Officer. Mr. Dickson will remain a valuable member of the Company's Board of Directors.  Mr. Kerry Curtis, who has had primary responsibility for the Meadowbank project since 1997 and a Senior Officer since 1995, has been appointed as Interim President and Chief Executive Officer. An executive search is underway to strengthen the Company's mine development team.

The Company announced on October 23, 2002 the discovery of the PDF deposit on the Meadowbank gold project. The PDF is the sixth gold deposit found since 1995 at Meadowbank and will be a major focus for 2003 exploration efforts.

On November 19, 2002 the Company announced that, subject to regulatory approval, it had arranged a private placement of up to 2.5 million flow-through common shares at a price of $2.60 per share.  Closing of the offering is expected in early December 2002.

On behalf of

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., P.Geo."

Interim President and CEO

*All Meadowbank resources estimated by MRDI Canada, a division of AMEC E&C Services Limited.  Classification conforms to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101.  Mineral resources which are not reserves do no have demonstrated economic viability.

**A Preliminary Assessment was completed by MRDI Canada, a division of AMEC E&C Services Limited.  The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized.

Cumberland Resources Ltd.

Management Discussion

The Company is a mineral exploration and development company. Its major properties are Meadowbank and Meliadine, which are advanced gold projects situated in Nunavut Territory, Canada.

In accordance with Accounting Guideline 11 (AcG 11), issued by the Canadian Institute of Chartered Accountants, the Company in 2001 changed its policy for accounting for mineral claims and options and deferred exploration costs. (See notes to the financial statements.) Under AcG 11 it must be probable that exploration and development expenditures will be recovered from future operations in order to be capitalized. This change in accounting policy has been adopted retroactively resulting in the Company's deferred exploration costs at January 1, 2001 being written down to a zero value.

For the nine months ended September 30, 2002 the Company's administrative expenses were $805,168 as compared to $581,950 in the same period of the prior year. The major reasons for the increase were increased expenditures in the area of investor and public relations, and an overall increase in administrative expenditures as the Company undertook a significant exploration program on its Meadowbank property.

Interest income at $271,252 for the nine months was up from 2001 as a result of higher average cash balances available for investment. The Company's equity share of the loss in Berland Resources Ltd. was $9,616 as compared to $90,904 in 2001. In May 2002, Berland  consolidated its stock, changed its name to Lithic Resources Ltd., completed a financing, and changed its management. As a result the Company is no longer the major shareholder of Lithic  and it no longer equity accounts for its investment. The Company accounts for its investment in Eurozinc Mining Corporation under the cost method. There was a significant decline in the market value of Eurozinc in the summer of 2002. Management decided to write down the carrying value of its investment at June 30 to reflect this decline.

The Company's exploration costs on properties for the nine months were $6,780,593, almost all of this was spent at Meadowbank. Exploration expenditures to date at Meadowbank total $21.8 million.  Under AcG 11 the Company now treats option payments as revenue, $500,000 was received on January 1, 2002 from WMC on the Meliadine West property.  Costs accrued for the nine months at Meliadine West, by way of non-recourse loan with WMC, were $854,616.  These costs include the Company's proportionate share of option payments made by WMC and accrued interest.  At September 30, 2002 the non-recourse loan balance was $12,187,295, this is repayable only from production cash flow at Meliadine West.

Overall, the Company had a net loss for the nine months of $7,085,559 as compared to a net loss of $1,426,954 in the same period in 2001. The major reason for the increase is the substantial increase in exploration activity at Meadowbank which, under AcG 11, is now charged to income in the year the expenditures are incurred.

In the 2000 year a provision of $100,000 was made for future site reclamation costs. Significantly higher reclamation deposits in the form of irrevocable letters of credit will be required as licensing and permitting of the mining plan at Meadowbank proceed.

In the year to date the Company has raised nearly $15 million through a combination of financings, exercise of warrants and exercise of stock options. At September 30, 2002 the Company had approximately $12 million in unrestricted working capital and $0.7 million in restricted cash as a result of the flow through financings.

FINANCIAL STATEMENTS

CUMBERLAND RESOURCES LTD.

(unaudited)

September 30, 2002

Cumberland Resources Ltd.

Balance Sheets

(unaudited)

(expressed in Canadian funds)

September 30

December 31

2002

2001

$

$

ASSETS

Current

Cash and short term investments

12,749,859

3,531,729

Restricted cash

681,036

2,376,194

Accounts receivable

291,842

35,222

Accrued interest receivable

131,596

49,797

Prepaids

51,502

52,718

Total current assets

13,905,835

6,045,660

Investments

280,001

551,051

Mineral claims and options

8,246,083

8,246,083

Capital assets, net

767,755

331,718

23,199,674

15,174,512

LIABILITIES AND SHAREHOLDERS' EQUITY

Current

Accounts payable and accrued liabilities

1,217,712

215,567

Total current liabilities

1,217,712

215,567

Long term portion lease agreements

167,354

-

Future site restoration costs

100,000

100,000

Shareholders' equity

Share capital

59,457,755

44,485,665

Deficit

(37,743,147)

(29,626,720)

Total shareholders' equity

21,714,608

14,858,945

23,199,674

15,174,512

Cumberland Resources Ltd.

Statements of Income and Deficit

(unaudited)

(expressed in Canadian funds)

  Three months ended Sept 30

Nine months ended Sept 30

2002

2001

2002

2001

$

$

$

$

REVENUE

Interest revenue

150,828

51,835

271,252

184,929

Share of (loss) of equity accounted investee

-

(14,766)

(9,616)

(90,904)

150,828

(37,069)

261,636

94,025

MINERAL CLAIMS, OPTIONS AND

EXPLORATION COSTS

Option payments received

--

--

(500,000)

(500,000)

Exploration costs

3,349,259

455,993

6,780,593

1,438,844

3,349,259

455,993

6,280,593

938,844

ADMINISTRATIVE EXPENSES

Amortization

5,202

5,276

14,745

15,494

Communication

1,693

2,013

7,298

4,456

Insurance

13,718

9,633

40,149

28,897

Legal, audit and accounting

18,789

6,376

83,868

58,551

Other fees and taxes

412

23,676

47,284

73,664

Office and miscellaneous

98,831

37,602

191,929

98,918

Investor and public relations

91,758

14,813

227,625

107,714

Employee compensation

61,931

45,231

192,270

194,256

292,334

144,620

805,168

581,950

Loss for the period before other item

3,490,765

563,544

6,824,125

1,426,769

OTHER ITEM

Write down of investment

-

-

261,434

-

LOSS FOR THE PERIOD

3,490,765

563,544

7,085,559

1,426,769

Deficit, beginning of period

34,222,286

28,382,122

29,626,720

11,142,954

Share issue costs

30,096

108,629

1,030,868

108,629

Cumulative effect of change in accounting policy

--

--

-

16,375,943

Deficit, end of period

37,743,147

29,054,295

37,743,147

29,054,295

Loss per share

$0.10

$0.02

$0.22

$0.05

Cumberland Resources Ltd.

Statements of Cash Flows

(unaudited)

(expressed in Canadian funds)

Three months ended Sept 30

       Nine months ended Sept 30

2002

2001

2002

2001

$

$

$

$

OPERATING ACTIVITIES

Loss for the period

(3,490,765)

(563,544)

(7,085,559)

(1,426,769)

Add charges to operations not involving a

current payment of cash

    Exploration costs

43,760

12,682

115,858

38,046

Amortization

5,202

5,276

14,745

15,494

    Write down of investment

-

-

261,434

-

    Share of loss of equity accounted investee

-

14,766

9,616

90,904

Net changes in non-cash working capital

(156,407)

102,353

664,942

(28,470)

Cash used in operating activities

(3,598,210)

(428,467)

(6,018,964)

(1,310,795)

FINANCING ACTIVITIES

Issuance share capital

20,000

991,371

14,972,090

991,371

Share issue costs

(30,096)

-

(1,030,868)

-

Restricted cash

3,330,580

(707,154)

1,695,158

199,258

Long term portion lease agreements

(16,234)

-

167,354

-

Cash provided by financing activities

3,304,250

284,217

15,803,734

1,190,629

INVESTING ACTIVITIES

Purchase of capital assets

(250,331)

(2,219)

(566,640)

(29,227)

Cash used in investing activities

(250,331)

(2,219)

(566,640)

(29,227)

Increase (decrease) in cash during period

 (544,291)

(146,469)

9,218,130

(149,393)

Cash and short-term investments, start of period

13,294,150

3,951,070

3,531,729

3,953,994

Cash and short-term investments, end of period

12,749,859

3,804,601

12,749,859

3,804,601

Cumberland Resources Ltd.

Notes To Financial Statements

September 30, 2002

(unaudited)

NATURE OF OPERATIONS

The Company is engaged in the business of acquiring, exploring and developing mineral properties in Canada, with an emphasis on gold, and is in the process of exploring properties located in the Nunavut Territory in Northern Canada.  The Company has not yet determined whether its properties contain ore reserves that are economically feasible.  The recoverability of amounts shown for mineral claims and options are dependent upon the discovery of economically feasible reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.  The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  It is reasonably possible that sufficient economically feasible reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options may not be recovered.  The Company is considered to be a development stage enterprise as it has yet to generate significant revenue from operations.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared, on a basis consistent with the audited financial statements for the year ended December 31, 2001, in accordance with Canadian generally accepted accounting principles. These principles differ in certain material respects from those that the Company would have followed had the financial statements been prepared in accordance with United States generally accepted accounting principles.

Investments

The financial statements include the accounts of the Company and its interest in Berland Resources Ltd., which up until May 22, 2002 was accounted for under the equity method. In May 2002 Berland underwent a reorganization and changed its name to Lithic Resources Ltd. The Company is not the major shareholder of Lithic so it now accounts for its investment under the cost method. The Company's ownership of Eurozinc Mining Corporation is accounted for under the cost method.

Mineral claims, options and deferred exploration and development costs

During the year ended December 31, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage. Pursuant to the adoption of this guideline, commencing in 2001 the Company has charged exploration costs against earnings as incurred.  Costs are only deferred when it is probable that they will be recoverable from the future operations of the mineral property.

In prior years the Company accounted for its mineral properties whereby all direct costs, net of pre-production revenue, relative to the acquisition of, exploration for and development of these properties were capitalized.

The Company reviews the carrying values of its mineral properties on a regular basis by reference to the project economics including any independent prefeasibility studies on a property, the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others.  The review of the carrying value of any producing property will be made by reference to the estimated future operating results and net cash flows.  When the carrying value of a property or equipment exceeds its estimated net recoverable amount, provision is made for the decline in value.

SHARE CAPITAL

As at September 30, 2002:

Authorized: 100,000,000 common shares with no par value.

Issued:          35, 864,769 common shares with no par value.

Warrants:        3,694,900 warrants are outstanding with prices ranging from $0.85 to $2.85 with expiry dates at various times up to December 21, 2003.

Options:          3,200,000 options are outstanding with prices ranging from $0.75 to $2.35 with expiry dates at various times up to July 31, 2007.

Effective July 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock based compensation and other stock based payments. The new recommendations require stock-based payments to non-employees, direct awards of stock and awards that call for settlement in cash or other assets that that are outstanding or are granted for fiscal years beginning on or after January 1, 2002 to be accounted for at fair value. The fair value method is encouraged for all other stock-based compensation plans, but other methods of accounting, such as intrinsic value method are permitted. If the fair value method of accounting is not adopted for these plans, then pro forma disclosure for net income and earnings per share is required to show the effects as if the fair value method had been used.

The Company follows the disclosure only provisions of CICA 3870, "Stock-based Compensation and Other Stock-based Payments", for stock options granted to employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of CICA 3870, the Company's net loss and net loss per share would have been adjusted to the pro forma amounts indicated below:

Three months ended Sept 30       Nine months ended Sept 30

2002

2001

2002

2001

$

$

$

$

Loss - as reported

3,490,765

563,544

7,085,559

1,426,769

Loss – pro forma

4,108,465

563,544

8,068,959

1,483,769

Loss per share – as reported

$0.10

$0.02

$0.22

$0.05

Loss per share – pro forma

$0.11

$0.02

$0.25

$0.05

The significant assumptions used to estimate the fair values of the options are volatility, expected life, risk-free interest rate and expected dividend yield. The volatility was based on the most recent historic monthly closing prices of  the Company's shares, prior to the granting of the option, for a period equal to the life of the option. Results for the options granted in 2001 and 2002 ranged from 0.484 to 0.561. The expected life of the option was assumed to be one year short of full term in the case of employees and six months short of full term in the case of directors. The risk free interest rate was taken to be the applicable Canada benchmark bond yields over the expected life of the option. Results ranged from 3.32% to 5.30%. The expected dividend yield was in all cases assumed to be zero.

CONTINGENT LIABILITIES

The Company has a contingent loan of $12,187,295. This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow.

Although the ultimate amount of future restoration costs to be incurred for existing exploration interests is uncertain, management has estimated its share of these costs as at September 30, 2002 at $100,000.

Included in restricted cash is an amount of $38,831 in respect of a government bond arising from the land use agreement entered into with Kivilliq Inuit Association for protection against environmental accidents.

The Company is committed to future minimum annual office lease payments over the next five years as follows:

1

$92,347

2

$129,168

3

$157,500

4

$157,500

5

$131,250

SUBSEQUENT EVENTS

Subsequent to September 30, 2002 the Company's President and Chief Executive Officer resigned. Under the terms of his employment agreement, the Company will make a termination payment of $168,750.

On November 19, 2002 the Company announced that, subject to regulatory approval, it had arranged a private placement of up to 2.5 million flow-through common shares at a price of $2.60 per share. Closing of the offering is expected in early December 2002.